DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

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12th Floor
New York NY 10022

Tel 212 308 8866
Fax 212 308 0132
www.dwpv.com

RECEIVED
2007 JAN -3 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34660

December 27, 2006

Darren Novak
Dir 212 588 5579
dnovak@dwpv.com

File No. 117402/211166

07020167

BY REGISTERED MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street NE
Mail Stop 3628
Washington, D.C. 20549

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

SUPPL

Re: Xstrata plc (File No. 055-79473)

Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are hereby furnishing to the United States Securities and Exchange Commission (the "SEC") on behalf of our client, Xstrata plc ("Xstrata"), a corporation incorporated under the laws of England and Wales with its principal executive offices located at Bahnhofstrasse 2, 6301 Zug, Switzerland, the following documents enclosed herewith with respect to the offer made on May 18, 2006 by Xstrata Canada Inc. ("Xstrata Canada"), a corporation organized under the laws of Ontario, Canada and a wholly-owned indirect subsidiary of Xstrata, to purchase at a price of Canadian $62.50 in cash each per share all of the outstanding common shares (together with the associated rights issued and outstanding under shareholder rights plan of Falconbridge (as defined below)) of Falconbridge Limited ("Falconbridge"), a corporation organized under the laws of Ontario, Canada, other than any common shares of Falconbridge owned directly or indirectly by Xstrata Canada or its affiliates:

- Early Warning Report, dated August 28, 2006, filed by Xstrata Canada (Tab 1);[1]
- Report of a Take-Over Bid (Quebec), dated August 28, 2006, filed by Xstrata Canada (Tab 2);[2]

---

[1] Filed with Xstrata's Schedule 14D-1F (Amendment No. 7) (File No. 005-62437) filed August 28, 2006. Filed in Canada on SEDAR on August 28, 2006.

Dlw 1/18

- Note of Compulsory Acquisition, dated September 5, 2006, including Transmittal and Election Forms (Tab 3);[3]
- Early Warning Report, dated September 6, 2006, filed by Xstrata Canada (Tab 4);[4]
- Note of Compulsory Acquisition, dated October 2, 2006, including Transmittal and Election Forms (Tab 5);[5]
- Note of Compliance, dated October 3, 2006 (Tab 6);[6]
- Early Warning Report, dated October 13, 2006, filed by Xstrata Canada (Tab 7);[7]
- Note of Compliance, dated November 2, 2006 (Tab 8);[8]
- Early Warning Report, dated November 2, 2006, filed by Xstrata Canada (Tab 9);[9]

All other documents related to Xstrata's offer for Falconbridge were furnished to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act on May 18, 2006 and August 24, 2006.

Should you have inquiries with respect to the foregoing or enclosed, please do not hesitate to contact me at (212) 588-5579.

---

[2] Filed with Xstrata's Schedule 14D-1F (Amendment No. 7) (File No. 005-62437) filed August 28, 2006. Filed in Canada on SEDAR on August 28, 2006.

[3] Filed with Xstrata's Schedule 14D-1F (Amendment No. 8) (File No. 005-62437) filed September 6, 2006. Filed in Canada on SEDAR on September 6, 2006 and mailed to Falconbridge shareholders on September 5, 2006.

[4] Filed with Xstrata's Schedule 14D-1F (Amendment No.8) (File No. 005-62437) filed September 6, 2006. Filed in Canada on SEDAR on September 6, 2006.

[5] Filed with Xstrata's Schedule 14D-1F (Amendment No. 9) (File No. 005-62437) filed October 3, 2006. Filed in Canada on SEDAR on October 3, 2006 and mailed to Falconbridge shareholders on October 2, 2006.

[6] Filed with Xstrata's Schedule 14D-1F (Amendment No. 9) (File No. 005-62437) filed October 3, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on October 3, 2006.

[7] Filed with Xstrata's Schedule 14D-1F (Amendment No.10) (File No. 005-62437) filed October 13, 2006. Filed in Canada on SEDAR on October 13, 2006.

[8] Filed with Xstrata's Schedule 14D-1F (Amendment No. 11) (File No. 005-62437) filed November 2, 2006. Filed in Canada on SEDAR and mailed to Falconbridge shareholders on November 2, 2006.

[9] Filed with Xstrata's Schedule 14D-1F (Amendment No.11) (File No. 005-62437) filed November 2, 2006. Filed in Canada on SEDAR on November 2, 2006.

Yours very truly,

Darren Novak

Enclosures

Exhibit 1.10

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:
Xstrata Canada Inc.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;

On August 25, 2006, Xstrata Canada Inc. (the "Offeror"), pursuant to its offer dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer"), to purchase all of the outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata plc ("Xstrata"), acquired beneficial ownership of an additional 18,637,431 Common Shares representing approximately 4.9% of the issued and outstanding Common Shares on a fully-diluted basis (the "Purchased Shares").

(c) *the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;*

Together with the Purchased Shares, the Offeror beneficially owns and controls 276,879,358 Common Shares, representing approximately 72.9% of the issued and outstanding Common Shares on a fully-diluted basis.

(d) *the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:*

(i) *the offeror, either alone or together with any joint actors, has ownership and control;*

The Offeror, along with its associates and affiliates, beneficially owns and controls 369,101,784 Common Shares, representing approximately 97.1% of the issued and outstanding Common Shares on a fully-diluted basis.

On August 14, 2005, 1184760 Alberta Ltd. (individually, "Xstrata Alberta" and together with the Offeror and Xstrata, the "Reporting Persons"), of which the Offeror is a wholly-owned indirect subsidiary, acquired 73,115,756 Common Shares. Between then and September 19, 2005, Xstrata Alberta acquired in three private transactions an additional 550,240 Common Shares. On July 28, 2006, Xstrata Alberta acquired an additional 18,556,430 Common Shares through the facilities of the Toronto Stock Exchange. Xstrata Alberta acquired, in the foregoing transactions, an aggregate of 92,222,426 Common Shares, representing approximately 24.3% of the issued and outstanding Common Shares on a fully-diluted basis.

On August 14, 2006, the Offeror acquired pursuant to the Offer, 257,700,100 Common Shares.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and*

None.

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;*
None.

(e) *the name of the market in which the transaction or occurrence that gave rise to this report took place:*
Not applicable.

(f) *the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

In line with Xstrata's intention to acquire 100% of Falconbridge as soon as possible, on August 26, 2006, the Offeror announced its intention to acquire all of the outstanding Common Shares (the "Compulsory Acquisition"), pursuant to the provisions of section 188 of the *Business Corporations Act* (Ontario) (the "OBCA"). The purpose of the Compulsory Acquisition is to acquire all of the remaining outstanding Common Shares.

The foregoing description of the Compulsory Acquisition does not purport to be complete and is qualified in its entirety by reference to the full text of the offer and offering circular for the Original Offer, filed with Canadian regulatory authorities on May 18, 2006, as varied, amended and supplemented by the Notice of Extension, filed with Canadian regulatory agencies on July 7, 2006, the Notice of Variation, filed with Canadian regulatory agencies on July 11, 2006, the Notice of Variation filed with Canadian regulatory agencies on July 21, 2006, the Notice of Extension filed with Canadian regulatory agencies on August 15, 2006, and the Offeror's Notice which the Offeror expects to mail to each "dissenting offeree" (as that term is defined in section 187(2) of the OBCA) as soon as possible.

(g) *the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;*
Not applicable.

(h) *the names of any joint actors in connection with the disclosure required by this report;*

The Offeror is a wholly-owned indirect subsidiary of Xstrata Alberta, which is a wholly-owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly-owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i) *in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and*

The consideration to be paid by the Offeror in connection with the purchase of the Common Shares referred to in (b) above will be the equivalent of Cdn. $62.50 for each Common Share.

(j) *if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.*
See paragraph (f) above.

DATED this 28th day of August, 2006

XSTRATA CANADA INC.

by /s/ BENNY STEVEN LEVENE

Name: Benny Steven Levene
Title: *President and Secretary*

EXHIBIT A

xstrata

NEWS RELEASE

XSTRATA ACQUIRES ADDITIONAL 4.9% OF FALCONBRIDGE AND COMMENCES COMPULSORY ACQUISITION TO ACHIEVE 100%

Zug, 26 August 2006

Xstrata is pleased to announce that as at the expiry time of its offer at midnight (Vancouver time) on Friday, 25 August 2006, an additional 18,637,431 common shares of Falconbridge (the "Common Shares") had been validly deposited to Xstrata's offer to acquire all Common Shares not already owned by Xstrata. Xstrata has taken up and accepted for payment all shares tendered, which represent approximately 4.9% of the issued and outstanding Common Shares on a fully diluted basis. Xstrata now beneficially owns 369,101,784 Common Shares or approximately 97.1% of the issued and outstanding Common Shares on a fully diluted basis. Payment will be made to shareholders who tendered their Common Shares before the expiry time on or before 30 August 2006.

Xstrata's offer has now expired. Since the Offer was accepted by holders of more than 90% of the Common Shares, Xstrata will exercise its right under the compulsory acquisition provisions of section 188 of the *Business Corporations Act* (Ontario) to acquire all outstanding Common Shares not already owned by Xstrata at the same price of C$62.50 per Common Share by mailing a formal notice to all remaining Falconbridge shareholders as soon as possible.

Falconbridge shareholders with questions or requests for copies of the documents, please call Kingsdale Shareholder Services Inc. at +1-866-639-7993. Banks and brokers should call at +1-416-867-2272. Further information is available from www.xstrata.com/falconbridge.

ends

Xstrata contacts

Claire Divver		Dominique Dionne	
Telephone	+44 20 7968 2871	Xstrata Nickel	
Mobile	+44 7785 964 340	Telephone	+1 514 294-5898
Email	cdivver@xstrata.com	Email	ddionne@xstratanickel.ca

The offer for Falconbridge referred to herein (as the same may be varied in accordance with applicable law, the "Offer") is being made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended, varied and supplemented by the notice of extension dated 7 July 2006, the notice of variation dated 11 July 2006, the notice of variation dated 21 July 2006 and the notice of extension dated 15 August 2006, all filed with Canadian provincial and United States federal securities regulators.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Offer of all outstanding Falconbridge common shares not already owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and the expected completion, and timing of completion, of the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 and/or the acquisition by the Xstrata group of BHP Billiton Tintaya S.A. ("Tintaya") which completed on 2ll June 2006 and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the enlarged Xstrata group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group, and the development of the industries in which it operates, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$, the Peruvian Sol/US$, the Chilean peso/US$ and the Norwegian Kroner/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules (the "Listing Rules"), the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

Recent developments in relation to Xstrata's offer for Falconbridge:

Falconbridge announced on 22 August 2006 that, following the expiry of Falconbridge's offer dated 26 June 2006 (the "Novicourt Offer") to purchase all of the outstanding common shares of Falconbridge's subsidiary, Novicourt Inc., not already owned by Falconbridge (the "Novicourt Shares"), an additional 1,270,923 Novicourt Shares had been tendered under the Novicourt Offer. Novicourt Shares tendered to Falconbridge were taken up and paid for by 25 August 2006. As at 6:00 p.m. (Toronto time) on 22 August 2006, the expiry time of the Novicourt Offer, and taking into account the Novicourt Shares taken up on 9 August 2006, a total of 6,339,593 Novicourt Shares, representing approximately 83.2% of all Novicourt Shares that were not already owned by Falconbridge, had been tendered to the Novicourt Offer. Falconbridge intends to acquire all outstanding Novicourt Shares not tendered to the Novicourt Offer, pursuant to a subsequent acquisition transaction, with the result that Novicourt will become a wholly-owned subsidiary of the Xstrata group.

For the purposes of and in accordance with the Listing Rules, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed in the Xstrata shareholder circular dated 30 May 2006 and/or the announcements issued by Xstrata on 11, 19, 20, 25, 27 and 28 July 2006 and 14, 15, 17 and 21 August 2006 in connection with the Falconbridge Acquisition and/or the Xstrata shareholder circular dated 20 July 2006 and/or as otherwise disclosed by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority, there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 17 May 2006 in connection with the Falconbridge Acquisition (the "17 May 2006 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 17 May 2006 Announcement if it had arisen at the time of preparation of the 17 May 2006 Announcement.

Exhibit 1.11

REPORT OF RESULT OF TAKE-OVER BID SECTION 147.10 OF THE SECURITIES ACT (QUÉBEC)

1. **Name and address of the Offeree issuer:**

   Falconbridge Limited ("**Falconbridge**")
   181 Bay Street, Suite 200
   Toronto, ON M5J 2T3

2. **Name and address of the Offeror:**

   Xstrata Canada Inc. (the "**Offeror**")
   c/o Xstrata plc
   Bahnhofstrasse 2
   6301 Zug
   Switzerland

3. **The Bid:**

   The Offeror, pursuant to its offer dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer"), made an offer to purchase all of the outstanding common shares of Falconbridge together with the associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may become outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata plc.

4. **Results of the Bid:**

   The Offeror took up and paid for an aggregate of 276,879,358 Common Shares under the Offer, representing approximately 72.9% of the issued and outstanding Common Shares on a fully-diluted basis. Together with its associates and affiliates, the Offeror beneficially owns 369,101,784 Common Shares, representing approximately 97.1% of the issued and outstanding Common Shares on a fully-diluted basis.

   The Offeror intends to exercise its right, pursuant to the compulsory acquisition provisions of section 188 of the *Business Corporations Act* (Ontario), to acquire all the Common Shares it did not acquire under the Offer.

DATED this 28th day of August, 2006

XSTRATA CANADA INC.

by /s/ BENNY STEVEN LEVENE

Name: Benny Steven Levene
Title: *President and Secretary*

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. The Offer was not approved or disapproved by any securities regulatory authority nor did any securities regulatory authority pass upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

RECEIVED

2007 JAN -3 A 7:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

xstrata

NOTICE OF COMPULSORY ACQUISITION

September 5, 2006

Dear Shareholder of Falconbridge Limited,

Xstrata Canada Inc. (the "**Offeror**"), a wholly-owned indirect subsidiary of Xstrata plc ("**Xstrata**"), made an offer to all holders (the "**Shareholders**") of Common Shares (as that term is defined herein) of Falconbridge Limited ("**Falconbridge**") pursuant to an offer and circular dated May 18, 2006 (the "**Original Offer**"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "**Offer**") to purchase all of the issued and outstanding common shares of Falconbridge together with associated rights (the "**SRP Rights**") under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), which includes Common Shares that may become issued and outstanding after the date of the Original Offer, but before the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible or exchangeable or exercisable for Common Shares. The Offer was made on the basis of Cdn. $62.50 in cash for each Common Share. The Offer expired at midnight (Vancouver time) on August 25, 2006.

Shareholders of Falconbridge holding more than 90% of the issued and outstanding Common Shares not previously owned by the Offeror and its affiliates and associates at the date of the Original Offer accepted the Offer. The Offeror has taken up and paid for all Common Shares validly deposited under the Offer.

The Offeror hereby gives you notice that it is exercising its right under section 188 of the *Business Corporations Act* (Ontario) (the "**OBCA**") to acquire (the "**Compulsory Acquisition**") all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its affiliates, which the Offeror did not acquire under the Offer.

Compulsory Acquisition

Pursuant to section 188 of the OBCA, within 20 days after receiving this notice you are required to elect:

(a) to transfer your Common Shares to the Offeror on the basis of Cdn. $62.50 in cash for each Common Share; or

(b) to demand payment of the fair value of your Common Shares in accordance with subsections 188(13) to (21) of the OBCA by notifying the Offeror at the address of CIBC Mellon Trust Company (the "Transfer Agent") set forth below.

The Offeror must receive notice of your election, regardless of which alternative set forth in paragraphs (a) and (b) above you elect, through the Transfer Agent at or before midnight (Toronto time) on October 2, 2006. If you do not notify the Offeror in accordance with paragraph (b) above, or if an election is improperly made at such time, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis referred to in paragraph (a) above.

Transmittal and Election Form

Enclosed with this Offeror's Notice is a transmittal and election form (the "**Transmittal and Election Form**") which, if completed and returned to the Transfer Agent at the address set forth below in the enclosed envelope, so as to be received by the Transfer Agent by midnight (Toronto time) on October 2, 2006, will constitute notice to the Offeror of your election.

You must, in all events and regardless of which alternative you elect, send all certificates representing your Common Shares to the Transfer Agent, as agent for Falconbridge, at the following address within 20 days after receipt of this Offeror's Notice:

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

By Hand or by Courier

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, ON M5L 1G9

Telephone: +1 (416) 643-5500 (Toronto and outside of Canada)
Toll Free Phone: + 1-800-387-0825 (North America only)
E-Mail: inquiries@cibcmellon.com

The method used to deliver certificates representing your Common Shares to the Transfer Agent is at the option and risk of the Shareholder. If certificates for Common Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of October 2, 2006 to permit delivery to the Transfer Agent at or prior to midnight (Toronto time) on such date. Delivery will only be effective upon actual receipt by the Transfer Agent.

If a certificate has been lost, destroyed, mutilated or mislaid, you should contact the Transfer Agent, which will provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Transfer Agent may contact you.

If you complete and deliver to the Transfer Agent the Transmittal and Election Form with the certificates representing your Common Shares on or before midnight (Toronto time) on October 2, 2006, the cash to which you are entitled if you elect to transfer your Common Shares to the Offeror will be sent to you by mail promptly after October 14, 2006.

The foregoing is a summary only of the Compulsory Acquisition and is qualified in its entirety by the provisions of section 188 of the OBCA. Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. If you wish to be better informed about the provisions of section 188 of the OBCA, you should consult your legal advisors.

Questions and requests for assistance may be directed to the Transfer Agent at the above address and telephone numbers.

Yours very truly,

(Signed) *Benny S. Levene*

Benny S. Levene
President
Xstrata Canada Inc.

TRANSMITTAL AND ELECTION FORM

TO: XSTRATA CANADA INC.
AND TO: CIBC MELLON TRUST COMPANY., as Transfer Agent, at the address set out herein.

Reference is made to: (i) the offer of Xstrata Canada Inc. (the "**Offeror**"), a wholly-owned indirect subsidiary of Xstrata plc, dated May 18, 2006 (the "**Original Offer**"), as varied, amended, and supplemented by the Notice of Extension, dated July 7, 2006 (the "**First Extension**"), the Notice of Variation, dated July 11, 2006 (the "**First Variation**"), the Notice of Variation, dated July 21, 2006 (the "**Second Variation**"), and the Notice of Extension, dated August 15, 2006 (the "**Second Extension**") (as varied, amended, and supplemented, the "**Offer**"), to purchase all of the issued and outstanding common shares of Falconbridge Limited ("**Falconbridge**") together with the associated rights (the "**SRP Rights**") under the shareholders rights plan of Falconbridge (collectively, unless the context otherwise requires, the "**Common Shares**"), including Common Shares that may have been issued and were outstanding after the date of the Original Offer, but before the Expiry Time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible, exchangeable or exercisable for Common Shares; and (ii) the notice of the Offeror (the "**Offeror's Notice**") dated September 5, 2006, relating to the acquisition (the "**Compulsory Acquisition**") by the Offeror of all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its Affiliates, which the Offeror did not acquire under the Offer, on the basis of Cdn. $62.50 in cash for each Common Share (the "**Cash Payment**").

Capitalized terms used but not otherwise defined in this Transmittal and Election Form which are defined in the offer to purchase and related offering circular dated May 18, 2006, as varied, amended and supplemented by the First Extension, the First Variation, the Second Variation and the Second Extension (as varied, amended and supplemented, the "**Circular**"), have the respective meanings set out in the Circular, which is available in Falconbridge's filings at www.sedar.com.

Please complete Box 1, Box 2, Box 3 and Box 4 of this Transmittal and Election Form. If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Transfer Agent on or before midnight (Toronto time) October 2, 2006, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis of the Cash Payment.

U.S. Shareholders and Substitute Form W-9

U.S. federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Common Shares must provide the Transfer Agent with its correct Taxpayer Identification Number ("**TIN**"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Transfer Agent is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the "Substitute Form W-9" set forth in this Transmittal and Election Form, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that they are no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "**W-9 Guidelines**") for additional instructions.

If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this Transmittal and Election Form. In such case, the Transfer Agent may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Transfer Agent and if the Transfer Agent is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for U.S. federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Transfer Agent.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS TRANSMITTAL AND ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMPULSORY ACQUISITION.

BOX 1

ELECTION OF CONSIDERATION OR DEMAND FOR PAYMENT

Pursuant to subsection 188 of the *Business Corporations Act* (Ontario) (the "**OBCA**"), the undersigned holder of Common Shares elects as follows in respect of the Common Shares referred to at Box 2 and represented by the enclosed certificate(s):

Shareholders may choose only ONE of the choices below:

☐ Choice A — The CASH ALTERNATIVE

Shareholders who check this box will transfer such Common Shares to the Offeror and will receive Cdn. $62.50 in cash for each of such Common Shares.

☐ Choice B — The COURT APPRAISAL ALTERNATIVE

Shareholders who check this box elect to demand payment of the fair value of such Common Shares in accordance with sections 188(13) to (21) of the OBCA, and hereby notify the Offeror of such election.*

* This or other written notice of an election to demand payment of the fair value of the Common Shares represented by the enclosed certificate(s) must be given to the Transfer Agent at the address set out herein so as to be received by no later than midnight (Toronto time) October 2, 2006, failing which the holder will be deemed to have elected to transfer the holder's Common Shares to the Offeror on the basis of the Cash Payment.

If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Transfer Agent on or before midnight (Toronto time) October 2, 2006, or if you do not make an election in Box 1 of your Transmittal and Election Form, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis of the Cash Payment.

BOX 2

DESCRIPTION OF FALCONBRIDGE COMMON SHARES

(Please print or type. If space is insufficient, please attach a list to this Transmittal and Election Form in the form below.)

Certificate Number(s)	Name(s) in which Registered (please print)	Falconbridge Common Shares Represented by Certificate
	Total:	

BOX 3

CURRENCY OF PAYMENT

☐ I wish to receive payment of consideration payable under the Offeror's Notice in U.S. dollars based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the delivery of the payment.

A Shareholder who does not check the box above will receive payment of consideration under the Offeror's Notice in Canadian dollars.

BOX 4

U.S. SHAREHOLDERS

A U.S. Shareholder is any Shareholder (A) whose address on the records of the transfer agent of the Common Shares is within the United States or any territory or possession thereof, or (B) that is a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The owner signing this Transmittal and Election Form represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing this Transmittal and Election Form is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

DATED this ____ day of ________________, 2006.

____
Signature of Holder of Shares

____
Name (please print)

____

____
Address (please print)

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 **Department of the Treasury Internal Revenue Service**	**Part 1** — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW. **Note:** If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write "Applied For") **OR** Employer Identification Number(s) (If awaiting TIN, write "Applied For")
Payer's Request for Taxpayer Identification Number and Certification	**Part 2** — For payees exempt from backup withholding, please write "exempt" here (see Instructions):	

Name

Business Name

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person ______________________ Date ______________, 2006

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S. $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE COMPULSORY ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THIS SUBSTITUTE FORM W-9.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature ______________________ Date ______________, 2006

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on an account has a social security number, that person's name must be used.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

(v) A corporation.

(vi) A financial institution.

(vii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(viii) A real estate investment trust.

(ix) A common trust fund operated by a bank under Section 584(a).

(x) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(xi) A custodian.

(xii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(xiii) A foreign central bank of issue.

(xiv) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

SEND YOUR TRANSMITTAL AND ELECTION FORM TO THE TRANSFER AGENT AT THE FOLLOWING ADDRESS:

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

By Hand or by Courier

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, ON M5L 1G9

Telephone: +1 (416) 643-5500 (Toronto and outside of Canada)
Toll Free Phone: + 1-800-387-0825 (North America only)
E-Mail: inquiries@cibcmellon.com

Exhibit 1.12

RECEIVED

2007 JAN -3 A 7:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:
Xstrata Canada Inc.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;
On September 5, 2006, Xstrata Canada Inc. (the "Offeror"), following the expiry of its offer dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer"), to purchase all of the outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may have been issued and were outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata plc ("Xstrata"), mailed a notice of compulsory acquisition (the "Offeror's Notice") to all remaining holders of the Common Shares.

(c)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;

The Offeror beneficially owns and controls 276,879,608 Common Shares, representing approximately 72.9% of the issued and outstanding Common Shares on a fully-diluted basis.

(d) *the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:*

(i) *the offeror, either alone or together with any joint actors, has ownership and control;*

The Offeror, along with its associates and affiliates, beneficially owns and controls 369,102,034 Common Shares, representing approximately 97.1% of the issued and outstanding Common Shares on a fully-diluted basis.

On August 14, 2005, 1184760 Alberta Ltd. (individually, "Xstrata Alberta" and together with the Offeror and Xstrata, the "Reporting Persons"), of which the Offeror is a wholly-owned indirect subsidiary, acquired 73,115,756 Common Shares. Between then and September 19, 2005, Xstrata Alberta acquired in three private transactions an additional 550,240 Common Shares. On July 28, 2006, Xstrata Alberta acquired an additional 18,556,430 Common Shares through the facilities of the Toronto Stock Exchange. Xstrata Alberta acquired, in the foregoing transactions, an aggregate of 92,222,426 Common Shares, representing approximately 24.3% of the issued and outstanding Common Shares on a fully-diluted basis.

On August 14, 2006, the Offeror acquired pursuant to the Offer, 258,241,927 Common Shares. On August 25, 2006, the Offeror acquired pursuant to the Offer, an additional 18,637,431 Common Shares.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and*

None.

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;*
None.

(e) *the name of the market in which the transaction or occurrence that gave rise to this report took place:*

Not applicable.

(f) *the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

In line with Xstrata's consistently stated intention to acquire 100% of the Common Shares as soon as possible, the Offeror mailed the Offeror's Notice in order to acquire all of the outstanding Common Shares (the "Compulsory Acquisition") pursuant to the provisions of section 188 of the *Business Corporations Act* (Ontario) (the "OBCA"). The purpose of the Compulsory Acquisition is to acquire all of the remaining outstanding Common Shares.

The foregoing description of the Compulsory Acquisition does not purport to be complete and is qualified in its entirety by reference to the full text of the offer and offering circular for the Original Offer, filed with Canadian regulatory authorities on May 18, 2006, as varied, amended and supplemented by the Notice of Extension, filed with Canadian regulatory agencies on July 7, 2006, the Notice of Variation, filed with Canadian regulatory agencies on July 11, 2006, the Notice of Variation filed with Canadian regulatory agencies on July 21, 2006, the Notice of Extension filed with Canadian regulatory agencies on August 15, 2006, and the Offeror's Notice which the Offeror mailed to each "dissenting offeree" (as that term is defined in section 187(2) of the OBCA) on September 5, 2006.

(g) *the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;*

Not applicable.

(h) *the names of any joint actors in connection with the disclosure required by this report;*

The Offeror is a wholly-owned indirect subsidiary of Xstrata Alberta, which is a wholly-owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly-owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i) *in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and*

The consideration to be paid by the Offeror in connection with the purchase of the Common Shares pursuant to the Compulsory Acquisition referred to in (b) and (f) above will be the equivalent of Cdn. $62.50 for each Common Share.

(j) ***if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.***

See paragraph (f) above.

DATED this 6th day of September, 2006

XSTRATA CANADA INC.

By: /s/ BENNY STEVEN LEVENE

Name: Benny Steven Levene
Title: President and Secretary

EXHIBIT A

xstrata

NEWS RELEASE

XSTRATA COMMENCES COMPULSORY ACQUISITION OF REMAINING FALCONBRIDGE COMMON SHARES

Zug, 6 September 2006

Xstrata plc is pleased to announce that it has mailed a notice of compulsory acquisition to all remaining holders of Falconbridge Limited common shares (the "Common Shares").

As announced on 26 August 2006, following Xstrata's offer to acquire all of the Common Shares not already owned by it, Xstrata beneficially owns approximately 97.1% of the issued and outstanding Common Shares on a fully diluted basis.

Since the Xstrata offer was accepted by holders of more than 90% of the Common Shares, Xstrata is now exercising its right under the compulsory acquisition provisions of the *Business Corporations Act* (Ontario) to acquire all outstanding Common Shares not already owned by Xstrata at the Offer price of C$62.50 per Common Share. Further details are provided in the notice of compulsory acquisition.

Falconbridge shareholders with questions or requests for copies of the documents, please call CIBC Mellon Trust Company at 1-416-643-5500 or 1-800-387-0825. Further information is available from www.xstrata.com/falconbridge.

ends

Xstrata contacts

Claire Divver		Dominique Dionne	
Telephone	+44 20 7968 2871	Xstrata Nickel	
Mobile	+44 7785 964 340	Telephone	+1 514 294-5898
Email	cdivver@xstrata.com	Email	ddionne@xstratanickel.ca

Each of Deutsche Bank AG, JPMorgan Cazenove Limited and TD Securities Inc. is acting exclusively for Xstrata plc ("Xstrata" or the "Company") and no one else in connection with the acquisition of Falconbridge (the "Falconbridge Acquisition") and will not be responsible to anyone other than Xstrata for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The offer for Falconbridge referred to herein was made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer was made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended, varied and supplemented by the notice of extension dated 7 July 2006, the notice of variation dated 11 July 2006, the notice of variation dated 21 July 2006 and the notice of extension dated 15 August 2006, all filed with Canadian provincial and United States federal securities regulators.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Offer of all outstanding Common Shares not already owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and the expected completion, and timing of completion, of the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 and/or the acquisition by the Xstrata group of BHP Billiton Tintaya S.A. (subsequently renamed Xstrata Tintaya S.A., "Tintaya") which completed on 21 June 2006 and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the enlarged Xstrata group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group, and the development of the industries in which it operates, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$, the Peruvian Sol/US$, the Chilean peso/US$ and the Norwegian Kroner/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules (the "Listing Rules"), the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

For the purposes of and in accordance with the Listing Rules, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed in the Xstrata shareholder circular dated 30 May 2006 and/or the announcements issued by Xstrata on 11, 19, 20, 25, 27 and 28 July 2006 and 14, 15, 17, 21 and 26 August 2006 in connection with the Falconbridge Acquisition and/or the Xstrata shareholder circular dated 20 July 2006 and/or as otherwise disclosed by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority, there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 17 May 2006 in connection with the Falconbridge Acquisition (the "17 May 2006 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 17 May 2006 Announcement if it had arisen at the time of preparation of the 17 May 2006 Announcement.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. This Offer was not approved or disapproved by any securities regulatory authority nor did any securities regulatory authority pass upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

xstrata

NOTICE OF COMPULSORY ACQUISITION

October 2, 2006

Dear Shareholder of Falconbridge Limited,

Xstrata Canada Inc. (the "**Offeror**"), a wholly-owned indirect subsidiary of Xstrata plc ("**Xstrata**"), made an offer to all holders (the "**Shareholders**") of Common Shares (as that term is defined herein) of Falconbridge Limited ("**Falconbridge**") pursuant to an offer and circular dated May 18, 2006 (the "**Original Offer**"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "**Offer**") to purchase all of the issued and outstanding common shares of Falconbridge together with associated rights (the "**SRP Rights**") under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), which included Common Shares that may have become issued and were outstanding after the date of the Original Offer, but before the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) convertible or exchangeable or exercisable for Common Shares. The Offer was made on the basis of Cdn. $62.50 in cash for each Common Share. The Offer expired at midnight (Vancouver time) on August 25, 2006.

Subsequent to the expiry of the Offer, the Offeror took up and paid for all of the Common Shares validly deposited under the Offer, representing no less than 90% of the issued and outstanding Common Shares not previously owned by the Offeror and its affiliates and associates at the date of the Original Offer.

On September 5, 2006, the Offeror gave notice to all holders of Common Shares outstanding on August 31, 2006 that it was exercising its right under section 188 of the *Business Corporations Act* (Ontario) (the "**OBCA**") to acquire (the "**First Compulsory Acquisition**") all of the Common Shares to which the Offer relates, other than Common Shares owned by Xstrata or its affiliates, which the Offeror did not acquire under the Offer.

Since August 29, 2006, additional Common Shares have been issued by Falconbridge upon conversion of its adjustable rate convertible subordinated debentures due April 30, 2007. The Offeror hereby gives you notice that it is exercising its right under section 188 of the OBCA to acquire (the "**Second Compulsory Acquisition**") all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its affiliates, which the Offeror (i) did not acquire under the Offer; or (ii) will not acquire pursuant to the First Compulsory Acquisition.

Compulsory Acquisition

Pursuant to section 188 of the OBCA, within 20 days after receiving this notice you are required to elect:

(a) to transfer your Common Shares to the Offeror on the basis of Cdn. $62.50 in cash for each Common Share; or

(b) to demand payment of the fair value of your Common Shares in accordance with subsections 188(13) to (21) of the OBCA by notifying the Offeror at the address of CIBC Mellon Trust Company (the "**Transfer Agent**") set forth below.

The Offeror must receive notice of your election, regardless of which alternative set forth in paragraphs (a) and (b) above you elect, through the Transfer Agent at or before midnight (Toronto time) on October 27, 2006. If you do not notify the Offeror in accordance with paragraph (b) above, or if an election is improperly made at such time, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis referred to in paragraph (a) above.

Transmittal and Election Form

Enclosed with this Offeror's Notice is a transmittal and election form (the "**Transmittal and Election Form**") which, if completed and returned to the Transfer Agent at the address set forth below in the enclosed envelope, so as to be received by the Transfer Agent by midnight (Toronto time) on October 27, 2006, will constitute notice to the Offeror of your election.

You must, in all events and regardless of which alternative you elect, send all certificates representing your Common Shares to the Transfer Agent, as agent for Falconbridge, at the following address within 20 days after receipt of this Offeror's Notice:

By Mail	**By Hand or by Courier**
CIBC Mellon Trust Company	CIBC Mellon Trust Company
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West, Securities Level
Toronto, ON M5C 2K4	Toronto, ON M5L 1G9

Telephone: 1 (416) 643−5500 (Toronto and outside of Canada)
Toll Free Phone: 1−800−387−0825 (North America only)
E−Mail: inquiries@cibcmellon.com

The method used to deliver certificates representing your Common Shares to the Transfer Agent is at the option and risk of the Shareholder. If certificates for Common Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of October 27, 2006 to permit delivery to the Transfer Agent at or prior to midnight (Toronto time) on such date. Delivery will only be effective upon actual receipt by the Transfer Agent.

If a certificate has been lost, destroyed, mutilated or mislaid, you should contact the Transfer Agent, which will provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Transfer Agent may contact you.

If you complete and deliver to the Transfer Agent the Transmittal and Election Form with the certificates representing your Common Shares on or before midnight (Toronto time) on October 27, 2006, the cash to which you are entitled if you elect to transfer your Common Shares to the Offeror will be sent to you by mail promptly after November 11, 2006.

The foregoing is a summary only of the Second Compulsory Acquisition and is qualified in its entirety by the provisions of section 188 of the OBCA. Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. If you wish to be better informed about the provisions of section 188 of the OBCA, you should consult your legal advisors.

(The remainder of this page has been left blank intentionally.)

Questions and requests for assistance may be directed to the Transfer Agent at the above address and telephone numbers.

Yours very truly,

/s/ BENNY S. LEVENE

Benny S. Levene
President
Xstrata Canada Inc.

TRANSMITTAL AND ELECTION FORM

TO: **XSTRATA CANADA INC.**
AND TO: **CIBC MELLON TRUST COMPANY., as Transfer Agent, at the address set out herein.**

Reference is made to: (i) the offer of Xstrata Canada Inc. (the "**Offeror**"), a wholly-owned indirect subsidiary of Xstrata plc, dated May 18, 2006 (the "**Original Offer**"), as varied, amended, and supplemented by the Notice of Extension, dated July 7, 2006 (the "**First Extension**"), the Notice of Variation, dated July 11, 2006 (the "**First Variation**"), the Notice of Variation, dated July 21, 2006 (the "**Second Variation**"), and the Notice of Extension, dated August 15, 2006 (the "**Second Extension**") (as varied, amended, and supplemented, the "**Offer**"), to purchase all of the issued and outstanding common shares of Falconbridge Limited ("**Falconbridge**") together with the associated rights (the "**SRP Rights**") under the shareholders rights plan of Falconbridge (collectively, unless the context otherwise requires, the "**Common Shares**"), including Common Shares that may have been issued and were outstanding after the date of the Original Offer, but before the Expiry Time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible, exchangeable or exercisable for Common Shares; (ii) the notice of the Offeror, dated September 5, 2006 (the "**First Offeror's Notice**"), relating to the acquisition (the "**First Compulsory Acquisition**") by the Offeror of all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its Affiliates, which the Offeror did not acquire under the Offer; and (iii) the notice of the Offeror, dated October 2, 2006 (the "**Second Offeror's Notice**"), relating to the acquisition (the "**Second Compulsory Acquisition**") by the Offeror of all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its Affiliates, which the Offeror (a) did not acquire under the Offer; or (b) will not acquire pursuant to the First Compulsory Acquisition, on the basis of Cdn. $62.50 in cash for each Common Share (the "**Cash Payment**").

Capitalized terms used but not otherwise defined in this Transmittal and Election Form which are defined in the offer to purchase and related offering circular dated May 18, 2006, as varied, amended and supplemented by the First Extension, the First Variation, the Second Variation and the Second Extension (as varied, amended and supplemented, the "**Circular**"), have the respective meanings set out in the Circular, which is available in Falconbridge's filings at www.sedar.com.

Please complete Box 1, Box 2, Box 3 and Box 4 of this Transmittal and Election Form. If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Transfer Agent on or before midnight (Toronto time) October 27, 2006, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis of the Cash Payment.

U.S. Shareholders and Substitute Form W-9

U.S. federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Common Shares must provide the Transfer Agent with its correct Taxpayer Identification Number ("**TIN**"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Transfer Agent is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the "Substitute Form W-9" set forth in this Transmittal and Election Form, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that they are no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "**W-9 Guidelines**") for additional instructions.

If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN; (ii) write "Applied For" in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this Transmittal and Election Form. In such case, the Transfer Agent may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Transfer Agent and if the Transfer Agent is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for U.S. federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Transfer Agent.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS TRANSMITTAL AND ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMPULSORY ACQUISITION.

BOX 1
ELECTION OF CONSIDERATION OR DEMAND FOR PAYMENT

Pursuant to subsection 188 of the *Business Corporations Act* (Ontario) (the "**OBCA**"), the undersigned holder of Common Shares elects as follows in respect of the Common Shares referred to at Box 2 and represented by the enclosed certificate(s):

Shareholders may choose only ONE of the choices below:

☐ Choice A — The CASH ALTERNATIVE

Shareholders who check this box will transfer such Common Shares to the Offeror and will receive Cdn. $62.50 in cash for each of such Common Shares.

☐ Choice B — The COURT APPRAISAL ALTERNATIVE

Shareholders who check this box elect to demand payment of the fair value of such Common Shares in accordance with sections 188(13) to (21) of the OBCA, and hereby notify the Offeror of such election.*

* This or other written notice of an election to demand payment of the fair value of the Common Shares represented by the enclosed certificate(s) must be given to the Transfer Agent at the address set out herein so as to be received by no later than midnight (Toronto time) October 27, 2006, failing which the Shareholder will be deemed to have elected to transfer the Shareholder's Common Shares to the Offeror on the basis of the Cash Payment.

If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Transfer Agent on or before midnight (Toronto time) October 27, 2006, or if you do not make an election in Box 1 of your Transmittal and Election Form, you will be deemed to have elected to transfer your Common Shares to the Offeror on the basis of the Cash Payment.

BOX 2

DESCRIPTION OF FALCONBRIDGE COMMON SHARES

(Please print or type. If space is insufficient, please attach a list to this Transmittal and Election Form in the form below.)

Certificate Number(s)	Name(s) in which Registered (please print)	Falconbridge Common Shares Represented by Certificate
	Total:	

BOX 3

CURRENCY OF PAYMENT

☐ I wish to receive payment of consideration payable under the Second Offeror's Notice in U.S. dollars based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the delivery of the payment.

A Shareholder who does not check the box above will receive payment of consideration under the Second Offeror's Notice in Canadian dollars.

BOX 4

U.S. SHAREHOLDERS

A U.S. Shareholder is any Shareholder (A) whose address on the records of the transfer agent of the Common Shares is within the United States or any territory or possession thereof, or (B) that is a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The owner signing this Transmittal and Election Form represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing this Transmittal and Election Form is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

DATED this __________ day of ________________, 2006.

____
Signature of Shareholder

____
Name (please print)

____

____
Address (please print)

SUBSTITUTE FORM W–9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W–9

Department of the Treasury Internal Revenue Service

Part I — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.

Social Security Number(s) (If awaiting TIN, write "Applied For")

OR

Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Payer's Request for Taxpayer Identification Number and Certification

Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):

Name

Business Name

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person

Date

, 2006

NOTE: **FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S. $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE SECOND COMPULSORY ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W–9" THAT FOLLOW THIS SUBSTITUTE FORM W–9.**

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF SUBSTITUTE FORM W–9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Date

Signature ______________________ , 2006

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship	The owner[3]
6. A valid trust, estate, or pension trust	The legal entity[4]
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on an account has a social security number, that person's name must be used.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

(v) A corporation.

(vi) A financial institution.

(vii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(viii)

A real estate investment trust.

(x) A common trust fund operated by a bank under Section 584(a).

(xi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(xii) A custodian.

(xiii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(xiv) A foreign central bank of issue.

(xv) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

SEND YOUR TRANSMITTAL AND ELECTION FORM TO THE TRANSFER AGENT AT THE FOLLOWING ADDRESS:

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

By Hand or by Courier

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, ON M5L 1G9

Telephone: 1 (416) 643-5500 (Toronto and outside of Canada)
Toll Free Phone: 1-800-387-0825 (North America only)
E-Mail: inquiries@cibcmellon.com

RECEIVED
2007 JAN -3 A 7:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF COMPLIANCE

October 3, 2006

Dear Shareholder of Falconbridge Limited,

Xstrata Canada Inc. (the "**Offeror**"), a wholly-owned indirect subsidiary of Xstrata plc ("**Xstrata**"), made an offer to all holders (the "**Shareholders**") of Common Shares (as that term is defined herein) of Falconbridge Limited ("**Falconbridge**") pursuant to an offer and circular dated May 18, 2006 (the "**Original Offer**"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "**Offer**") to purchase all of the issued and outstanding common shares of Falconbridge together with associated rights (the "**SRP Rights**") under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), which includes Common Shares that may have become issued and were outstanding after the date of the Original Offer, but before the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible or exchangeable or exercisable for Common Shares. The Offer was made on the basis of Cdn. $62.50 in cash for each Common Share. The Offer expired at midnight (Vancouver time) on August 25, 2006.

Subsequent to the expiry of the Offer, the Offeror took up and paid for all of the Common Shares validly deposited under the Offer, representing no less than 90% of the Common Shares not previously owned by the Offeror and its affiliates and associates at the date of the Original Offer.

The Offeror provided notice to all "dissenting offerees" (as that term is defined in subsection 187(2) of the *Business Corporations Act* (Ontario) (the "**OBCA**")) of Falconbridge pursuant to a notice of compulsory acquisition (the "**Offeror's Notice**") dated September 5, 2006, that it intends to acquire, pursuant to the provisions of section 188 of the OBCA, all of the issued and outstanding Common Shares which it did not acquire under the Offer.

I hereby give notice on behalf of the Offeror in accordance with subsection 188(8) of the OBCA, that the Offeror transferred to Falconbridge on September 25, 2006, the amount of money that it would have had to pay to all dissenting offerees if they had elected to deposit their Common Shares under the Offer.

XSTRATA CANADA INC.

By: (Signed) BENNY S. LEVENE

Name: Benny S. Levene
Title: President

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RECEIVED

2007 JAN -3 A 7:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit 1.13

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:

Xstrata Canada Inc.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;

Xstrata Canada Inc. (the "Offeror"), made an offer dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer"), to purchase all of the outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which included Common Shares that may have become issued and were outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata plc ("Xstrata").

On September 5, 2006, the Offeror mailed a notice of compulsory acquisition (the "First Offeror's Notice") to acquire all of the Common Shares that were outstanding at the close of business on September 1, 2006 (the "First Compulsory Acquisition"), pursuant to the provisions of section 188 of the *Business Corporations Act* (Ontario) (the "OBCA"), other than Common Shares owned by Xstrata or its affiliates. At midnight on October 5, 2006, pursuant to the provisions of section 188 of the OBCA, the Offeror was deemed to have acquired 8,622,421 Common Shares under the First Compulsory Acquisition representing approximately 2.3% of the currently issued and outstanding Common Shares (the "Purchased Shares").

On October 2, 2006, the Offeror mailed a second notice of compulsory acquisition (the "Second Offeror's Notice") to all holders of Common Shares that were issued by Falconbridge after the close of business on September 1, 2006, which shares were issued upon conversion of the Falconbridge adjustable rate convertible subordinated debentures due April 30, 2007 (the "Debentures") (the "Additional Dissenting Offerees"). All of the Debentures which were not converted into Common Shares by the close of business on September 29, 2006 were redeemed on October 2, 2006.

A copy of the news release is attached as Exhibit A.

(c) ***the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;***

Together with the Purchased Shares, the Offeror beneficially owns and controls 285,457,378 Common Shares, representing approximately 75.5% of the issued and outstanding Common Shares.

(d) ***the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:***

(i) ***the offeror, either alone or together with any joint actors, has ownership and control;***

The Offeror, along with its associates and affiliates, beneficially owns 377,679,804 Common Shares, representing approximately 99.9% of the issued and outstanding Common Shares on a fully-diluted basis.

On August 14, 2005, 1184760 Alberta Ltd. (individually, "Xstrata Alberta" and together with the Offeror and Xstrata, the "Reporting Persons"), of which the Offeror is a wholly-owned indirect subsidiary, acquired 73,115,756 Common Shares. Between then and September 19, 2005, Xstrata Alberta acquired in three private transactions an additional 550,240 Common Shares. On July 28, 2006, Xstrata Alberta acquired an additional 18,556,430 Common Shares through the facilities of the Toronto Stock Exchange. Xstrata Alberta acquired, in the foregoing transactions, an aggregate of 92,222,426 Common Shares, representing approximately 24.4% of the currently issued and outstanding Common Shares.

On August 14, 2006, the Offeror acquired, pursuant to the Offer, 258,241,927 Common Shares. On August 25, 2006, the Offeror acquired, pursuant to the Offer, an additional 18,593,030 Common Shares.

(ii) ***the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and***

None.

(iii) ***the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;***

None.

(e) ***the name of the market in which the transaction or occurrence that gave rise to this report took place:***

Not applicable.

(f) ***the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

On September 5, 2006, the Offeror, in accordance with its consistently stated objective of acquiring 100% of the Common Shares, mailed the First Offeror's Notice to "dissenting offerees" (as that term is defined in subsection 187(2) of the OBCA) to acquire all of the Common Shares that were outstanding at the close of business on September 1, 2006, which it did not acquire under the Offer. On October 5, 2006, the Offeror was deemed to have acquired 8,622,421 Common Shares under the First Compulsory Acquisition.

On October 2, 2006, the Offeror, in accordance with its consistently stated objective of acquiring 100% of the Common Shares, mailed the Second Offeror's Notice to all Additional Dissenting Offerees (the "Second Compulsory Acquisition"). On completion of the Second Compulsory Acquisition, Xstrata will own, directly or indirectly, 100% of the Common Shares.

The foregoing description of the First Offeror's Notice and the Second Offeror's Notice does not purport to be complete and is qualified in its entirety by reference to the full text of the offer and offering circular for the Original Offer dated May 18, 2006, as varied, amended and supplemented by the Notice of Extension dated July 7, 2006, the Notice of Variation dated July 11, 2006, the Notice of Variation dated July 21, 2006, the Notice of Extension dated August 15, 2006, each of which was filed with Canadian regulatory authorities, the First Offeror's Notice which the Offeror mailed to each dissenting offeree on September 5, 2006, and the Second Offeror's Notice which the Offeror mailed to each Additional Dissenting Offeree on October 2, 2006.

(g)

the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Not applicable.

(h)

the names of any joint actors in connection with the disclosure required by this report;

The Offeror is a wholly-owned indirect subsidiary of Xstrata Alberta, which is a wholly-owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly-owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i)

in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and

The consideration to be paid by the Offeror in connection with the purchase of the Common Shares referred to in (b) and (f) above will be the equivalent of Cdn. $62.50 for each Common Share.

(j)

if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.

See paragraph (f) above.

DATED this 13th day of October, 2006

XSTRATA CANADA INC.

by /s/ BENNY STEVEN LEVENE

Name: Benny Steven Levene
Title: President and Secretary

Exhibit A

xstrata

NEWS RELEASE

XSTRATA ACQUIRES ADDITIONAL SHARES OF FALCONBRIDGE UNDER COMPULSORY ACQUISITION

Zug and Toronto, 13 October 2006

Xstrata is pleased to announce that at midnight (Toronto time) 5 October 2006 Xstrata acquired all of the common shares (the "Common Shares") of Falconbridge Limited ("Falconbridge") that were outstanding at the close of business on 1 September 2006 and that Xstrata did not already beneficially own, pursuant to the statutory compulsory acquisition procedures (the "First Compulsory Acquisition"). Xstrata now beneficially owns approximately 99.9% of the issued and outstanding Common Shares.

Each shareholder of Falconbridge whose Common Shares were deemed to have been acquired under the First Compulsory Acquisition will receive the equivalent of Xstrata's offer price of C$62.50 in cash for each Common Share once the shareholder delivers the certificate(s) representing those Common Shares, together with a transmittal and election form, to CIBC Mellon Trust Company in accordance with the instructions on the transmittal and election form. The aggregate cash consideration for the Common Shares acquired under the First Compulsory Acquisition is approximately C$539 million (approximately US$478 million).

Furthermore, on 25 September 2006, pursuant to the provisions of section 189 of the *Business Corporations Act* (Ontario), Falconbridge acquired and cancelled an aggregate of 1,850,577 Common Shares for an aggregate cash consideration of approximately C$116 million (approximately US$103 million).

Xstrata mailed on 2 October 2006 a second notice of compulsory acquisition (the "Second Compulsory Acquisition") in respect of all of the Common Shares that were issued after the close of business on 1 September 2006 on conversion of the Falconbridge adjustable rate convertible subordinated debentures (the "Debentures"). All of the Debentures which were not converted into Common Shares by the close of business on 29 September 2006 were redeemed on 2 October 2006. Each shareholder of Falconbridge whose Common Shares are deemed to be acquired under the Second Compulsory Acquisition will also receive the equivalent of Xstrata's offer price of C$62.50 in cash for each Common Share. At the completion of the Second Compulsory Acquisition, Xstrata will beneficially own 100% of the outstanding Common Shares.

Falconbridge shareholders with questions or requests for copies of the documents, please call CIBC Mellon Trust Company at +1-416-643-5500 or 1-800-387-0825. Further information is available from www.xstrata.com/falconbridge.

ends

Xstrata contacts

Claire Divver		Brigitte Mattenberger	
Telephone	+44 20 7968 2871	Telephone	+41 41 726 6071
Mobile	+44 7785 964 340	Mobile	+41 79 381 1823
Email	cdivver@xstrata.com	Email	bmattenberger@xstrata.com

The offer for Falconbridge referred to herein (the "Offer") was made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata" or the "Company").

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer was made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended, varied and supplemented by the notice of extension dated 7 July 2006, the notice of variation dated 11 July 2006, the notice of variation dated 21 July 2006 and the notice of extension dated 15 August 2006, all filed with Canadian provincial and United States federal securities regulators. The Offer expired on 25 August 2006.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the Falconbridge Acquisition mean the acquisition under the Offer of all outstanding Common Shares not previously owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006, and/or the acquisition by the Xstrata group of Xstrata Tintaya S.A. ("Tintaya") which completed on 21 June 2006 and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the enlarged Xstrata group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group, and the development of the industries in which it operates, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, the Chilean peso/US$, the Colombian peso/US$, the Peruvian Sol/US$ and the Norwegian Kroner/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

xstrata

RECEIVED
2007 JAN -3 A 7:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF COMPLIANCE

November 2, 2006

Dear Shareholder of Falconbridge Limited,

Xstrata Canada Inc. (the "**Offeror**"), a wholly-owned indirect subsidiary of Xstrata plc ("**Xstrata**"), made an offer to all holders (the "**Shareholders**") of Common Shares (as that term is defined herein) of Falconbridge Limited ("**Falconbridge**") pursuant to an offer and circular dated May 18, 2006 (the "**Original Offer**"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "**Offer**") to purchase all of the issued and outstanding common shares of Falconbridge together with associated rights (the "**SRP Rights**") under the shareholder rights plan of Falconbridge (collectively, the "**Common Shares**"), which includes Common Shares that may have become issued and were outstanding after the date of the Original Offer, but before the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible or exchangeable or exercisable for Common Shares. The Offer was made on the basis of Cdn. $62.50 in cash for each Common Share. The Offer expired at midnight (Vancouver time) on August 25, 2006.

Subsequent to the expiry of the Offer, the Offeror took up and paid for all of the Common Shares validly deposited under the Offer, representing no less than 90% of the Common Shares not previously owned by the Offeror and its affiliates and associates at the date of the Original Offer.

On September 5, 2006, the Offeror gave notice to all holders of Common Shares outstanding at the close of business on August 31, 2006 that it was exercising its right under section 188 of the *Business Corporations Act* (Ontario) (the "**OBCA**") to acquire (the "**First Compulsory Acquisition**") all of the Common Shares that it did not acquire under the Offer. The First Compulsory Acquisition was completed on October 5, 2006.

Between September 1, 2006 and September 29, 2006, Falconbridge issued additional Common Shares upon conversion of its adjustable rate convertible subordinated debentures due April 30, 2007. On October 2, 2006, the Offeror gave you notice that it was exercising its right under section 188 of the OBCA to acquire (the "**Second Compulsory Acquisition**") all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its affiliates, which the Offeror did not acquire under the Offer or First Compulsory Acquisition.

I hereby give notice on behalf of the Offeror in accordance with subsection 188(8) of the OBCA, that CIBC Mellon Trust Company, as agent for Falconbridge, received on October 23, 2006 the amount of money that is payable to all "dissenting offerees" (as that term is defined in subsection 187(2) of the OBCA) if they had elected to deposit their Common Shares under the Offer.

XSTRATA CANADA INC.

by /s/ BENNY S. LEVENE

Name: Benny S. Levene
Title: President

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 Exhibit 1.14

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)

the name and address of the offeror:

Xstrata Canada Inc.
c/o Xstrata plc
Bahnhofstrasse 2
6301 Zug
Switzerland

(b)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;

Xstrata Canada Inc. (the "Offeror"), made an offer dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer"), to purchase all of the outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may have become issued and were outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata plc ("Xstrata").

On September 5, 2006, the Offeror mailed a notice of compulsory acquisition (the "First Offeror's Notice") to acquire all of the Common Shares that were outstanding at the close of business on September 1, 2006 (the "First Compulsory Acquisition"), pursuant to the provisions of section 188 of the *Business Corporations Act* (Ontario) (the "OBCA"), other than Common Shares owned by Xstrata or its affiliates. The First Compulsory Acquisition was completed on October 5, 2006.

On October 2, 2006, the Offeror mailed a second notice of compulsory acquisition (the "Second Offeror's Notice") to acquire all of the Common Shares that were issued by Falconbridge after the close of business on September 1, 2006 (the "Second Compulsory Acquisition"), pursuant to the provisions of section 188 of the OBCA. At midnight on November 1, 2006, pursuant to the provisions of section 188 of the OBCA, the Offeror was deemed to have acquired 314,593 Common Shares representing approximately 0.1% of the issued and outstanding Common Shares (the "Purchased Shares"). A copy of the news release is attached as Exhibit A.

(c)

the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;
Together with the Purchased Shares, the Offeror beneficially owns and controls 285,771,971 Common Shares, representing approximately 75.6% of the issued and outstanding Common Shares.

(d)

the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)

the offeror, either alone or together with any joint actors, has ownership and control;
The Offeror, along with its associates and affiliates, beneficially owns 377,994,397 Common Shares, representing 100% of the issued and outstanding Common Shares.

On August 14, 2005, 1184760 Alberta Ltd. (individually, "Xstrata Alberta" and together with the Offeror and Xstrata, the "Reporting Persons"), of which the Offeror is a wholly-owned indirect subsidiary, acquired 73,115,756 Common Shares. Between then and September 19, 2005, Xstrata Alberta acquired in three private transactions an additional 550,240 Common Shares. On July 28, 2006, Xstrata Alberta acquired an additional 18,556,430 Common Shares through the facilities of the Toronto Stock Exchange. Xstrata Alberta acquired, in the foregoing transactions, an aggregate of 92,222,426 Common Shares, representing approximately 24.4% of the issued and outstanding Common Shares.

On August 14, 2006, the Offeror acquired, pursuant to the Offer, 258,241,927 Common Shares. On August 25, 2006, the Offeror acquired, pursuant to the Offer, an additional 18,593,030 Common Shares. On October 5, 2006, the Offeror was deemed to have acquired, pursuant to the provisions of section 188 of the OBCA, 8,622,421 Common Shares.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and*

None.

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;*

None.

(e) *the name of the market in which the transaction or occurrence that gave rise to this report took place:*

Not applicable.

(f) *the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

On October 2, 2006, the Offeror, in accordance with its consistently stated objective of acquiring 100% of the Common Shares, mailed the Second Offeror's Notice to acquire all of the Common Shares that were issued after the close of business on September 1, 2006. At midnight on November 1, 2006, the Offeror was deemed to have acquired, pursuant to the Second Compulsory Acquisition, 314,593 Common Shares.

The foregoing description of the Second Compulsory Acquisition does not purport to be complete and is qualified in its entirety by reference to the full text of the offer and offering circular for the Original Offer dated May 18, 2006, as varied, amended and supplemented by the Notice of Extension dated July 7, 2006, the Notice of Variation dated July 11, 2006, the Notice of Variation dated July 21, 2006, the Notice of Extension dated August 15, 2006, each of which was filed with Canadian regulatory authorities, the First Offeror's Notice which the Offeror mailed on September 5, 2006, and the Second Offeror's Notice which the Offeror mailed on October 2, 2006.

(g) *the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;*

Not applicable.

(h) *the names of any joint actors in connection with the disclosure required by this report;*

The Offeror is a wholly–owned indirect subsidiary of Xstrata Alberta, which is a wholly–owned indirect subsidiary of Xstrata. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges. The principal executive offices of Xstrata are located at Bahnhofstrasse 2, 6301 Zug, Switzerland.

The Reporting Persons expressly disclaim that any person other than wholly–owned direct or indirect subsidiaries of Xstrata has acted jointly or in concert with the Reporting Persons in connection with the acquisition described in this Report.

(i) *in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and*
The consideration to be paid by the Offeror in connection with the purchase of the Common Shares referred to in (b) and (f) above will be the equivalent of Cdn. $62.50 for each Common Share.

(j) *if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.*
See paragraph (f) above.

DATED this 2nd day of November, 2006

XSTRATA CANADA INC.

by (Signed) *Benny Steven Levene*

Name: Benny Steven Levene
Title: President and Secretary

EXHIBIT A

xstrata

NEWS RELEASE

XSTRATA COMPLETES ACQUISITION OF FALCONBRIDGE; FALCONBRIDGE COMPLETES REDEMPTION OF PREFERRED SHARES

Zug and Toronto, 2 November 2006

Xstrata is pleased to announce that at midnight (Toronto time) on 1 November 2006 Xstrata acquired all of the remaining outstanding common shares (the "Common Shares") of Falconbridge Limited ("Falconbridge"), pursuant to the statutory compulsory acquisition procedures (the "Compulsory Acquisition"). Xstrata now beneficially owns 100% of the Common Shares.

Each shareholder of Falconbridge whose Common Shares were deemed to have been acquired under the Compulsory Acquisition will receive the equivalent of Xstrata's offer price of C$62.50 in cash for each Common Share once the shareholder delivers the certificate(s) representing those Common Shares, together with a transmittal and election form, to CIBC Mellon Trust Company in accordance with the instructions on the transmittal and election form. The aggregate cash consideration for the Common Shares acquired under this step of the Compulsory Acquisition is approximately C$19.6 million (approximately US$17.3 million).

Furthermore, on 1 November 2006, Xstrata's subsidiary, Falconbridge, completed the redemption (the "Preferred Share Redemption") of all of the outstanding Cumulative Redeemable Preferred Shares, Series F (TSX: FAL.PR.F) and Series G (TSX: FAL.PR.G), and Cumulative Preferred Shares, Series 1 for an aggregate cash consideration of approximately C$306 million (approximately US$270.4 million).

Following the completion of the Compulsory Acquisition and Preferred Share Redemption, the Toronto Stock Exchange (the "TSX") halted trading in and delisted the Common Shares, the Series F shares and the Series G shares from the TSX as of the close of the market on 1 November 2006.

Falconbridge shareholders with questions or requests for copies of the documents, please call CIBC Mellon Trust Company at +1-416-643-5500 or 1-800-387-0825. Further information is available from www.xstrata.com/falconbridge.

ends

Xstrata contacts

Claire Divver		Brigitte Mattenberger	
Telephone	+44 20 7968 2871	Telephone	+41 41 726 6071
Mobile	+44 7785 964 340	Mobile	+41 79 381 1823
Email	cdivver@xstrata.com	Email	bmattenberger@xstrata.com

The offer for Falconbridge referred to herein (the "Offer") was made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata" or the "Company").

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer was made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended, varied and supplemented by the notice of extension dated 7 July 2006, the notice of variation dated 11 July 2006, the notice of variation dated 21 July 2006 and the notice of extension dated 15 August 2006, all filed with Canadian provincial and United States federal securities regulators. The Offer expired on 25 August 2006.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the Falconbridge Acquisition mean the acquisition under the Offer of all outstanding Common Shares not previously owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006, and/or the acquisition by the Xstrata group of Xstrata Tintaya S.A. ("Tintaya") which completed on 21 June 2006 and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the enlarged Xstrata group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group, and the development of the industries in which it operates, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, ARS/US$, CHF/US$, the Chilean peso/US$, the Colombian peso/US$, the Peruvian Sol/US$ and the Norwegian Kroner/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.